Profit and Loss

January - February, 2022

	Total
INCOME	
Sales	0.00
Internet	2,666.00
Phone Service	49.98
Usage Charges	350.00
Total Sales	**3,065.98**
Total Income	**3,065.98**
COST OF GOODS SOLD	
Cost of Goods Sold	
PBX Software License Fees	3,187.17
Telnyx	1,635.94
Total Cost of Goods Sold	**4,823.11**
Total Cost of Goods Sold	**4,823.11**
GROSS PROFIT	**-1,757.13**
EXPENSES	
Advertising and Promotion	8,182.10
Automobile Expense	2,067.49
Bank Service Charges	397.00
Contractor	18,800.00
Insurance Expense	565.77
Office Supplies	508.00
Rent Expense	143.00
Software	29.98
Telephone Expense	14,912.75
Total Expenses	**45,606.09**
NET OPERATING INCOME	**-47,363.22**
OTHER EXPENSES	
Guaranteed Payments	
Claudio Garcia - GTD	12,000.00
Deana M Arnold CPA - GTD	8,000.00
Total Guaranteed Payments	**20,000.00**
Total Other Expenses	**20,000.00**
NET OTHER INCOME	**-20,000.00**
NET INCOME	**$ -67,363.22**

Balance Sheet

As of February 28, 2022

	Total
ASSETS	
Current Assets	
Bank Accounts	
Chase Checking - 3699	-558.19
Chase Checking 2988	-44.59
MidFirst Checking	9,009.43
Total Bank Accounts	**8,406.65**
Accounts Receivable	
Accounts Receivable (A/R)	9,514.62
Total Accounts Receivable	**9,514.62**
Other Current Assets	
Investment-Aura	44,014.59
Total Other Current Assets	**44,014.59**
Total Current Assets	**61,935.86**
TOTAL ASSETS	**$61,935.86**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	35,599.72
Total Accounts Payable	**35,599.72**
Other Current Liabilities	
Colorado Payable	529.08
Forward Financing Loan	21,240.85
Loan from Dan Price	90,000.00
Loan from Robert Morrison	25,000.00
Loan Larry	15,350.00
PPP Loan	18,720.00
Westwood Loan	8,538.44
Total Other Current Liabilities	**179,378.37**
Total Current Liabilities	**214,978.09**
Total Liabilities	**214,978.09**
Equity	
Partner Contributions	
Alonzo - Owner's Contribution	10,000.00
Olivas-Owner's Contribution	10,600.00
Price-Owner's Contribution	23,000.00
Total Partner Contributions	**43,600.00**
Partner Distributions	
Aichele - Draw	-2,812.50
Alonzo - Draw	-1,400.00

	Total
Garcia-Owner's Draw	-97,376.10
Olivas-Owner's Draw	-3,750.00
Price-Owner's Draw	-2,108.21
Valencia-Owner's Draw	-3,375.00
Total Partner Distributions	**-110,821.81**
Retained Earnings	-18,457.20
Net Income	-67,363.22
Total Equity	**-153,042.23**
TOTAL LIABILITIES AND EQUITY	**$61,935.86**

Statement of Cash Flows
January - February, 2022

	Total
OPERATING ACTIVITIES	
Net Income	-67,363.22
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	289,400.00
Accounts Payable (A/P)	-251,605.87
Loan from Dan Price	15,000.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**52,794.13**
Net cash provided by operating activities	**-14,569.09**
FINANCING ACTIVITIES	
Partner Distributions:Garcia-Owner's Draw	-8.61
Net cash provided by financing activities	**-8.61**
NET CASH INCREASE FOR PERIOD	**-14,577.70**
Cash at beginning of period	22,984.35
CASH AT END OF PERIOD	**$8,406.65**